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                             May 22, 2024

       Howard Lutnick
       Chief Executive Officer
       CF Acquisition Corp. A
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. A
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 25,
2024
                                                            CIK No. 0001865602

       Dear Howard Lutnick:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       July 25, 2023 letter.

       Amended Draft Registration Statement submitted April 25, 2024

       Risk Factors, page 38

   1. We note the revisions made in response to prior comment 2. Please add back the disclosure at the end
of the risk factor discussing the non-redeeming shareholders potentially bearing the
economic impact of the excise tax.
       General

   2. When discussing the founder shares ownership following this offering, please revise throughout the
prospectus to also reflect the ownership percentage including the private placement shares. In
addition, please clarify when discussing the founder shares
 Howard Lutnick
CF Acquisition Corp. A
May 22, 2024
Page 2
      conversion and anti-dilution rights whether the forward purchase would impact the ratio at which the founder shares are converted into class A ordinary shares.
3. We partially reissue prior comment 4. Please revise throughout the prospectus to highlight the material differences in the overall price of the private placement, including the additional ordinary shares, as compared to the IPO. Please include the price per share of the forward purchase shares including the additional common shares to be received for no additional consideration.
       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward Lutnick
                                                            Division of
Corporation Finance
Comapany NameCF Acquisition Corp. A
                                                            Office of Real
Estate & Construction
May 22, 2024 Page 2
cc:       Steven Mermelstein, Esq.
FirstName LastName